Exhibit 99.1

DouYu International Holdings Limited Reports Second Quarter

2025 Unaudited Financial Results

WUHAN, China, Aug. 18, 2025 /PRNewswire/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Financial Highlights

•	Total net revenues in the second quarter of 2025 were RMB1,053.9 million (US$147.1 million), an increase of 2.1% from RMB1,032.0 million in the same period of 2024.

•	Gross profit in the second quarter of 2025 was RMB141.9 million (US$19.8 million), an increase of 68.5% from RMB84.2 million in the same period of 2024.

•	Income from operations in the second quarter of 2025 was RMB14.2 million (US$2.0 million), compared with a loss from operations of RMB119.6 million in the same period of 2024.

•	Net income in the second quarter of 2025 was RMB37.8 million (US$5.3 million), compared with a net loss of RMB49.2 million in the same period of 2024.

•	Adjusted net income (non-GAAP)[1] in the second quarter of 2025 was RMB25.3 million (US$3.5 million), compared with an adjusted net loss (non-GAAP) of RMB45.5 million in the same period of 2024.

Ms. Simin Ren, Co-Chief Executive Officer of DouYu, commented, “Against the backdrop of a volatile macro environment and intensifying industry competition, we remained focused on advancing our revenue diversification and cost efficiency strategies. During the quarter, we continued to optimize our live-streaming business, while also advancing monetization of our innovative business lines through expanded industry collaborations and upgraded promotion strategies. Seasonal promotions drove a 24.5% quarter-over-quarter increase in revenue from our Innovative business, advertising and others segment, underscoring our strong execution. Looking ahead, we will continue to enhance user experience and optimize cost efficiency as we navigate the evolving macro conditions. We remain dedicated to offering premium products such as gaming tournaments and entertainment events, while ensuring the sustainable development of our platform and content ecosystem.”

Mr. Hao Cao, Vice President of DouYu, commented, “In the second quarter, our game membership program and voice-based social networking business continued to demonstrate healthy momentum, further diversifying our revenue structure. Revenues from Innovative businesses, advertising and others rose to RMB476.1 million and accounted for 45.2% of total revenue, compared with 23.4% in the same period last year. In addition, total revenue for the quarter grew 2.1% year-over-year to RMB1.05 billion. Our effective cost efficiency initiatives also drove a return to profitability for the quarter, with gross margin expanding to 13.5%. Net profit reached RMB37.8 million and adjusted net profit was RMB25.3 million, marking a meaningful turnaround. While we expect the livestreaming industry to grow more complex and volatile in the second half of the year, we are well prepared and will continue executing our strategies with discipline and consistency to address the challenges ahead.”

1“Adjusted net income (non-GAAP)” is defined as net income excluding share of income (loss) in equity method investments, impairment losses and fair value adjustments on investments, and impairment losses of goodwill and intangible assets. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Second Quarter 2025 Operational Highlights

•	In the second quarter, average mobile MAUs[2] of our livestreaming-related business were 36.4 million, down 11.4% year-over-year, which aligns with our content cost optimization strategy. This decline was largely due to fewer official tournament broadcasts and a reduction in related derivative content offerings on the platform.

•	In the second quarter, the number of quarterly average paying users[3] for livestreaming-related business was 2.8 million, with a quarterly ARPPU of RMB255. Compared with 2.9 million paying users in the first quarter, the slight sequential decline in paying users was mainly due to sustained weakness in consumer spending amid prevailing macro conditions, as well as adjustments in our operational strategies, including the scaling back of low-ROI operational activities and a reduction in content offerings.

•	In the second quarter, revenues from our voice-based social networking business reached RMB295.8 million. We continued to refine our application products and optimize traffic distribution strategies, maintaining a consistent revenue performance sequentially. Our average MAUs for voice-based social networking business for the second quarter were 462,800, with monthly average paying users[4] of 81,000.

Second Quarter 2025 Financial Results

Total net revenues in the second quarter of 2025 increased by 2.1% to RMB1053.9 million (US$147.1 million), compared with RMB1,032.0 million in the same period of 2024.

Livestreaming revenues in the second quarter of 2025 decreased by 26.9% to RMB577.8 million (US$80.7 million) from RMB790.1 million in the same period of 2024. The decrease was primarily due to decreases in both the number of total paying users and average revenue per paying user, as a result of fewer low-ROI operating activities and content offered in the quarter and continued moderation in the operating environment.

Innovative business, advertising and other revenues (formerly known as advertising and other revenues) in the second quarter of 2025 increased by 96.8% to RMB476.1 million (US$66.5 million) from RMB242.0 million in the same period of 2024. The increase was primarily driven by higher revenues from our voice-based social networking service and game membership service.

Cost of revenues in the second quarter of 2025 decreased by 3.8% to RMB912.0 million (US$127.3 million) from RMB947.8 million in the same period of 2024.

Revenue-sharing fees and content costs in the second quarter of 2025 decreased by 9.5% to RMB727.3 million (US$101.5 million) from RMB803.4 million in the same period of 2024. The decrease was primarily driven by a significant reduction in content costs as part of our cost structure optimization efforts, as well as a decrease in revenue-sharing fees due to lower livestreaming revenues. The decrease was partially offset by increased revenue-sharing fees related to revenue growth in our voice-based social networking service.

2 “MAUs” refers to the number of active mobile users (exclusive of innovative business unless the context otherwise indicates) in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period.

3 “Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

4 “Monthly average paying users” refers to the monthly average number of paying users during a given period of time calculated by dividing (i) the sum of paying users in each month of such period, by (ii) the number of months in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

Bandwidth costs in the second quarter of 2025 decreased by 38.9% to RMB48.6 million (US$6.8 million) from RMB79.6 million in the same period of 2024. The decline was primarily due to our bandwidth allocation advancement and a year-over-year decrease in peak bandwidth usage.

Gross profit in the second quarter of 2025 increased by 68.5% to RMB141.9 million (US$19.8 million) from RMB84.2 million in the same period of 2024. The increase in gross profit was primarily driven by decreases in our content costs and bandwidth costs. Gross margin in the second quarter of 2025 was 13.5%, compared with 8.2% in the same period of 2024.

Sales and marketing expenses in the second quarter of 2025 decreased by 20.0% to RMB61.6 million (US$8.6 million) from RMB77.0 million in the same period of 2024. The decrease was mainly attributable to reductions in staff-related and promotion-related expenses.

Research and development expenses in the second quarter of 2025 decreased by 44.9% to RMB27.6 million (US$3.9 million) from RMB50.1 million in the same period of 2024. The decrease was mainly attributable to a decrease in staff-related expenses.

General and administrative expenses in the second quarter of 2025 decreased by 17.9% to RMB39.8 million (US$5.6 million) from RMB48.5 million in the same period of 2024. The decrease was mainly attributable to reductions in staff-related expenses and professional fees.

Income from operations in the second quarter of 2025 was RMB14.2 million (US$2.0 million), compared with a loss from operations of RMB119.6 million in the same period of 2024.

Net income in the second quarter of 2025 was RMB37.8 million (US$5.3 million), compared with a net loss of RMB49.2 million in the same period of 2024.

Adjusted net income (non-GAAP), which excludes net income excluding share of loss in equity method investments and impairment losses and fair value adjustments on investments, was RMB25.3 million (US$3.5 million) in the second quarter of 2025, compared with an adjusted net loss (non-GAAP) of RMB45.5 million in the same period of 2024.

Basic and diluted net income per ADS5 in the second quarter of 2025 were both RMB1.25 (US$0.17).

Adjusted basic and diluted net income per ADS (non-GAAP) in the second quarter of 2025 were both RMB0.84 (US$0.12).

Cash and cash equivalents, restricted cash and bank deposits

As of June 30, 2025, the Company had cash and cash equivalents, restricted cash, restricted cash in other non-current assets, and short-term and long-term bank deposits of RMB2,311.2 million (US$322.6 million), compared with RMB4,467.8 million as of December 31, 2024. The decrease was primarily due to a special cash dividend distribution of US$300 million in February 2025.

5 Each ADS represents one ordinary share for the relevant period and calendar year.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic content, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through the integration of livestreaming, video, graphics, and virtual communities with a primary focus on games. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com.

Use of Non-GAAP Financial Measures

Adjusted (loss) income from operations is calculated as (loss) income from operations adjusted for Impairment of goodwill and intangible assets. Adjusted net (loss) income is calculated as net (loss) income adjusted for share of income (loss) in equity method investments, impairment losses and fair value adjustments on investments and impairment losses of goodwill and intangible assets. Adjusted net (loss) income attributable to DouYu is calculated as net (loss) income attributable to DouYu adjusted for share of income (loss) in equity method investments, impairment losses and fair value adjustments on investments, and impairment losses of goodwill and intangible assets. Adjusted basic and diluted net (loss) income per ordinary share is non-GAAP net (loss) income attributable to ordinary shareholders divided by the weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net (loss) income per ordinary share. The Company adjusted the impact of (i) share of income (loss) in equity method investments, (ii) impairment losses and fair value adjustments on investments, and (iii) impairment losses of goodwill and intangible assets to understand and evaluate the Company's core operating performance.The non-GAAP financial measures are presented to enhance investors' overall understanding of the Company's financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized, or settled in U.S. dollars, at that rate on June 30, 2025, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies and plans; general market conditions, in particular, the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Chenyang Yan DouYu International Holdings Limited Email: ir@douyu.tv Tel: +86 (10) 6508-0677	Andrea Guo Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +1-212-481-2050

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of June 30
	2024	2025	2025
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	1,017,148	1,535,924	214,407
Restricted cash	83	170	24
Short-term bank deposits	3,070,374	583,723	81,485
Accounts receivable, net	49,057	55,488	7,746
Prepayments	26,885	24,768	3,457
Amounts due from related parties	74,175	65,181	9,099
Other current assets, net	231,354	234,957	32,799
Total current assets	4,469,076	2,500,211	349,017

Non-current assets:
Property and equipment, net	7,093	5,635	787
Intangible assets, net	60,917	45,194	6,309
Long-term bank deposits	360,000	160,000	22,335
Investments	456,815	409,885	57,218
Right-of-use assets, net	15,816	13,064	1,824
Other non-current assets	76,616	76,068	10,619
Total non-current assets	977,257	709,846	99,092
TOTAL ASSETS	5,446,333	3,210,057	448,109

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	498,667	482,746	67,389
Advances from customers	4,444	3,293	460
Deferred revenue	252,346	244,029	34,065
Accrued expenses and other current liabilities	242,517	228,077	31,837
Amounts due to related parties	222,589	234,529	32,739
Lease liabilities due within one year	11,458	12,132	1,694
Total current liabilities	1,232,021	1,204,806	168,184

Non-current liability:
Lease liabilities	4,223	220	31
Total non-current liability	4,223	220	31
TOTAL LIABILITIES	1,236,244	1,205,026	168,215

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of June 30
	2024	2025	2025
	RMB	RMB	US$ (1)
SHAREHOLDERS' EQUITY
Ordinary shares	20	20	3
Additional paid-in capital	7,514,498	5,363,717	748,746
Accumulated deficit	(3,791,817)	(3,833,600)	(535,149)
Accumulated other comprehensive income	487,388	474,894	66,294
Total DouYu Shareholders’ Equity	4,210,089	2,005,031	279,894
Total Shareholders’ Equity	4,210,089	2,005,031	279,894
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,446,333	3,210,057	448,109

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Net revenues	1,032,041	947,051	1,053,915	147,121	2,071,725	2,000,966	279,324
Cost of revenues	(947,823)	(833,543)	(911,975)	(127,307)	(1,878,501)	(1,745,518)	(243,665)
Gross profit	84,218	113,508	141,940	19,814	193,224	255,448	35,659
Operating (expense) income
Sales and marketing expenses	(76,963)	(72,929)	(61,585)	(8,597)	(152,533)	(134,514)	(18,777)
General and administrative expenses	(48,496)	(35,787)	(39,816)	(5,558)	(91,293)	(75,603)	(10,554)
Research and development expenses	(50,135)	(32,749)	(27,611)	(3,854)	(104,285)	(60,360)	(8,426)
Other operating (expense) income, net	(28,189)	1,815	1,318	184	(131,617)	3,133	437
Total operating expenses	(203,783)	(139,650)	(127,694)	(17,825)	(479,728)	(267,344)	(37,320)
(Loss) income from operations	(119,565)	(26,142)	14,246	1,989	(286,504)	(11,896)	(1,661)
Other (expenses) income, net	(943)	(58,554)	9,463	1,321	(943)	(49,091)	(6,853)
Interest income	75,972	10,141	19,200	2,680	157,066	29,341	4,096
Foreign exchange income (loss)	604	258	(17)	(2)	757	241	34
(Loss) income before income taxes and share of loss in equity method investments	(43,932)	(74,297)	42,892	5,988	(129,624)	(31,405)	(4,384)
Income tax expense	(2,510)	(5,134)	(8,151)	(1,138)	(2,510)	(13,285)	(1,855)
Share of (loss) income in equity method investments	(2,727)	(181)	3,088	431	(4,988)	2,907	406
Net (loss) income	(49,169)	(79,612)	37,829	5,281	(137,122)	(41,783)	(5,833)
Net (loss) income attributable to ordinary shareholders of the Company	(49,169)	(79,612)	37,829	5,281	(137,122)	(41,783)	(5,833)
Net (loss) income per ordinary share
Basic	(1.58)	(2.64)	1.25	0.17	(4.36)	(1.38)	(0.19)
Diluted	(1.58)	(2.64)	1.25	0.17	(4.36)	(1.38)	(0.19)
Net (loss) income per ADS(2)
Basic	(1.58)	(2.64)	1.25	0.17	(4.36)	(1.38)	(0.19)
Diluted	(1.58)	(2.64)	1.25	0.17	(4.36)	(1.38)	(0.19)

Weighted average number of ordinary shares used in calculating net (loss) income per ordinary share
Basic	31,128,544	30,178,859	30,178,859	30,178,859	31,467,862	30,178,859	30,178,859
Diluted	31,128,544	30,178,859	30,178,859	30,178,859	31,467,862	30,178,859	30,178,859

Weighted average number of ADS used in calculating net (loss) income per ADS(2)
Basic	31,128,544	30,178,859	30,178,859	30,178,859	31,467,862	30,178,859	30,178,859
Diluted	31,128,544	30,178,859	30,178,859	30,178,859	31,467,862	30,178,859	30,178,859

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025, in the H.10 statistical release of the Federal Reserve Board.

(2) Each ADS represents one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
(Loss) income from operations	(119,565)	(26,142)	14,246	1,989	(286,504)	(11,896)	(1,661)
Adjusted operating (loss) income (non-GAAP)	(119,565)	(26,142)	14,246	1,989	(286,504)	(11,896)	(1,661)

Net (loss) income	(49,169)	(79,612)	37,829	5,281	(137,122)	(41,783)	(5,833)
Add:
Share of income (loss) in equity method investments	2,727	181	(3,088)	(431)	4,988	(2,907)	(406)
Impairment losses and fair value adjustments on investments (2)	943	58,554	(9,463)	(1,321)	943	49,091	6,853
Adjusted net (loss) income (non-GAAP)	(45,499)	(20,877)	25,278	3,529	(131,191)	4,401	614

Net (loss) income attributable to DouYu	(49,169)	(79,612)	37,829	5,281	(137,122)	(41,783)	(5,833)
Add:
Share of income (loss) in equity method investments	2,727	181	(3,088)	(431)	4,988	(2,907)	(406)
Impairment losses and fair value adjustments on investments	943	58,554	(9,463)	(1,321)	943	49,091	6,853
Adjusted net (loss) income attributable to DouYu	(45,499)	(20,877)	25,278	3,529	(131,191)	4,401	614

Adjusted net (loss) income per ordinary share (non-GAAP)
Basic	(1.46)	(0.69)	0.84	0.12	(4.17)	0.15	0.02
Diluted	(1.46)	(0.69)	0.84	0.12	(4.17)	0.15	0.02

Adjusted net (loss) income per ADS(3)(non-GAAP)
Basic	(1.46)	(0.69)	0.84	0.12	(4.17)	0.15	0.02
Diluted	(1.46)	(0.69)	0.84	0.12	(4.17)	0.15	0.02

Weighted average number of ordinary shares used in calculating Adjusted net (loss) income per ordinary share
Basic	31,128,544	30,178,859	30,178,859	30,178,859	31,467,862	30,178,859	30,178,859
Diluted	31,128,544	30,178,859	30,178,859	30,178,859	31,467,862	30,178,859	30,178,859

Weighted average number of ADS used in calculating net (loss) income per ADS(2)
Basic	31,128,544	30,178,859	30,178,859	30,178,859	31,467,862	30,178,859	30,178,859
Diluted	31,128,544	30,178,859	30,178,859	30,178,859	31,467,862	30,178,859	30,178,859

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025, in the H.10 statistical release of the Federal Reserve Board.

(2) Impairment losses and fair value adjustments on investments were included in line item "Other expenses, net" of condensed consolidated statements of income (loss).

(3) Each ADS represents one ordinary share.